January 29, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sack Lunch Productions, Inc.
Offering Statement on Form 1-A
File No. 024-10726

Acceleration Request

Requested Date:	February 1, 2018
Requested Time:	9am Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended, Sack Lunch Productions, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its Series E Convertible Preferred Stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

U.S. Securities and Exchange Commission

January 25, 2018

The Company requests that it be notified of such qualification by a telephone call to Brian Lebrecht at (801) 433-2453 or email to him at: bal@clydesnow.com.

Very truly yours,

/s/ Richard Surber

Richard Surber
Chief Executive Officer